December 17, 2020

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Erin K. Jaskot and Ms. Katherine Bagley

Re:	Charles River Laboratories International, Inc.
Form 10-K for the fiscal year ended December 28, 2019
Filed on February 11, 2020
File No. 001-15943

Ladies and Gentlemen:

Charles River Laboratories International, Inc. (“CRL” or the “Company”), 251 Ballardvale Street, Wilmington, MA 01887, submits this letter in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 7, 2020 to James Foster (the “Comment Letter”), related to the above referenced filing (the “Filing”).

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter and we have bolded the heading of our response thereto.

Comment

Form 10-K for the Fiscal Year Ended December 28, 2019, filed February 11, 2020

General

We note that section 5.8 of your by-laws contains an exclusive forum provision limiting the resolution of certain actions to state courts located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). In future filings, please clearly and prominently describe the provision in your disclosure, including any risks or other impacts on investors related to the provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Please also tell us, and disclose in future filings, whether and to what extent this provision applies to claims arising under the Securities Act or Exchange Act. If so, please state that there is uncertainty as to whether a court would enforce the provision. If this provision applies to Securities Act claims, please also disclose that, by consenting to this by-law, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

251 Ballardvale Street, Wilmington, MA 01887 • 781.222.6000 • FAX: 978.658.7132 • www.criver.com

Response to Comment

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosure in future filings to clearly and prominently describe the provision in its disclosure, including any risks or other impacts on investors related to the provision. The Company further respectfully advises the Staff that the choice of forum provision does not apply to any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. In addition, in response to the Staff’s comment, the Company will revise its disclosure in future filings to clarify that the forum selection provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or, in each case, the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

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The Staff should not hesitate to contact the undersigned directly at (781) 222-6273 with any questions or comments.

Very truly yours,

/s/ Matthew L. Daniel

Matthew L. Daniel

Corporate Senior Vice President, General Counsel,
Corporate Secretary & Chief Compliance Officer

251 Ballardvale Street, Wilmington, MA 01887 • 781.222.6000 • FAX: 978.658.7132 • www.criver.com